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                              August 25, 2022

       Peter J. Arduini
       Chief Executive Officer
       GE Healthcare Holding LLC
       500 W. Monroe Street
       Chicago, IL

                                                        Re: GE Healthcare
Holding LLC
                                                            Draft Registration
Statement on Form 10
                                                            Submitted July 29,
2022
                                                            CIK No. 0001932393

       Dear Mr. Arduini:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted July 29, 2022

       Information Statement Summary
       Industry, Ranking, and Market Data, page ii

   1. We note your statement that you believe the cited publications and sources to be reliable but that you have not
independently verified the accuracy or completeness of any of the data from the
publications or sources. Please revise to clarify that you are liable for all such information
included in your registration statement.
       Introduction, page 1

   2. Please revise your summary to provide a more balanced discussion of your company and products. Balance the
discussion of your market leadership and strengths with an equally
 Peter J. Arduini
FirstName   LastNamePeter J. Arduini
GE Healthcare   Holding LLC
Comapany
August   25, NameGE
             2022    Healthcare Holding LLC
August
Page  2 25, 2022 Page 2
FirstName LastName
         prominent discussion of any material weaknesses, including, for example, that you expect to incur indebtedness at the time of the spin-off, as stated on page 24, and that you may have significant liabilities with respect to postretirement benefit plans, as stated on page
         30. We also note that the Macro Healthcare Trends that you identify in your bullet points starting at the bottom of page 3 do not address all of the trends that you identify starting on page 135. For example, your summary does not address increasing competition and that increased scrutiny on healthcare spending has placed pressure on GE Healthcare to lower pricing.
Overview of Our Industries and Key Trends, page 4

3. Please disclose your current market share for each of the industries highlighted in this section.
Questions and Answers about the Spin-Off
Q: What will happen if I continue to hold GE share certificates?, page 20

4. Please revise the last sentence of this Q&A to clarify that shareholders who continue to hold GE Share Certificates will not receive shares of GE Healthcare until their share certificates are exchanged.
Risk Factors
Our inability to manage our supply chain or obtain supplies of important components or raw materials..., page 29

5. To the extent material, please disclose any disruptions you have experienced due to your reliance on sole suppliers.
Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted computer crimes..., page 34

6. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
7. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts..., page 63

8. We note the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf, but that if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the
 Peter J. Arduini
FirstName   LastNamePeter J. Arduini
GE Healthcare   Holding LLC
Comapany
August   25, NameGE
             2022    Healthcare Holding LLC
August
Page  3 25, 2022 Page 3
FirstName LastName
         action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of
         Delaware. Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange
         Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Unaudited Pro Forma Combined Financial Statements
Notes to the Unaudited Pro Forma Combined Financial Statements, Management Adjustments, page 83

9.       Please revise to provide the basis for and material limitations of
each Management   s
         Adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame you expect to incur the additional costs. Reference Rule 11-
         02(a)(7)(ii)(D) of Regulation S-X.
Intellectual Property, page 130

10. To the extent that you consider any of your patents material to your business, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-party claims.
Russia and Ukraine Conflict, page 137

11. To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia during the ongoing conflict between
         Russia and Ukraine, which could negatively impact the overall demand for your products or services, including your ongoing operations or your results of operations.
12. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply
         chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
13.      Please disclose whether the imposition of exchange controls may limit
the company   s
         ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from
 Peter J. Arduini
GE Healthcare Holding LLC
August 25, 2022
Page 4
      your operations in Russia, please make clear that such profits would not be available to the company to fund the growth of operations outside of Russia, repay your indebtedness, or to pay dividends or fund share repurchases. If the disclosure requested by this comment would not be material, please tell us why.
Management
Executive Officers, page 160

14. Please file the offer letter entered into with Peter J. Arduini as an exhibit to this registration statement. For guidance, refer to Item 601 of Regulation
S-K.
Policy and Procedures Governing Related Party Transactions, page 192

15. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
      K.
       You may contact Kristin Lochhead at 202-551-3664 or Mary Mast at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,
FirstName LastNamePeter J. Arduini
                                                               Division of
Corporation Finance
Comapany NameGE Healthcare Holding LLC
                                                               Office of Life
Sciences
August 25, 2022 Page 4
cc:       John C. Kennedy, Esq.
FirstName LastName